UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                        Commission File Number: 0-10683


                          NOTIFICATION OF LATE FILING

(Check one): _X_ Form 10-K ___ Form 20-F  ___ Form 11-K  ___ Form 10-Q
             ___ Form 10-D ___ Form N-SAR ___ Form N-CSR

For Period Ended: June 30, 2010

             ___ Transition Report on Form 10-K
             ___ Transition Report on Form 20-F
             ___ Transition Report on Form 11-K
             ___ Transition Report on Form 10-Q
             ___ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant: HYDROMER, INC.
Former Name if Applicable:
Address of principal executive Office (Street and number): 35 Industrial Parkway City, State and Zip Code: Branchburg, NJ 08876

                       PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     The registrant is unable to file its Annual Report (the "Annual Report") on Form 10-K for its fiscal year ended June 30, 2010 by the prescribed date of September 28, 2010 due to a delay in finalizing modifications to the financial covenants contained in the Company's long term debt instruments. The registrant intends to file the Annual Report on or prior to the prescribed extended date.







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
                          PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification
            Robert Lee     (908) 722-5000
              (Name)  (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                _X_ Yes ___ No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X_ Yes ___ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the fiscal year ended June 30, 2010, the registrant will be reporting a net loss of $559,352 (or $0.12 per share) as compared with a net profit of $503,217 (or $0.11 per share) for the fiscal year ended June 30, 2009.


                                 Hydromer, Inc
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2010             By: /s/ Robert Y. Lee
                                         Robert Y. Lee
                                         Vice President, Chief Financial Officer